SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                 (Amendment No.)


                                Blockbuster Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    093679108
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                September 8, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679108
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald E. Gutfleish(1)
     c/o Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,880,600

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,880,600

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,600

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.07%

12.  TYPE OF REPORTING PERSON

     IN

----------
(1) The Reporting Person is the managing member of two limited liability companies, which each manage one or more private investmetn funds that hold the Issuer's shares.

CUSIP No. 093679108
          ---------

Item 1(a).  Name of Issuer:

            Blockbuster Inc. (BBI)
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1201 Elm Street
            Dallas, TX 75720
            --------------------------------------------------------------------

Item 2(a) - (c). Name, Principal Business Address, and Citizenship of Persons Filing:

            Ronald E. Gutfleish - United States Citizen(2)
            Elm Ridge Capital Management, LLC - Delaware Limited Liability Company(2)

            747 Third Avenue, 33rd Floor
            New York, NY  10017

            Elm Ridge Value Partners Offshore Fund, Inc. - Cayman Islands exempted company(2)

            c/o Goldman Sachs (Cayman) Trust, Limited
            P.O. Box 896
            Harbour Centre, 2nd Floor
            George Town, Grand Cayman
            Cayman Islands

----------
(2) This Schedule 13G is being filed by Ronald E. Gutfleish, Elm Ridge Capital Management, LLC and Elm Ridge Value Partners Offshore Fund, Inc. Mr. Gutfleish is the managing member of Elm Ridge Capital Management, LLC, which is an investment advisory and management firm.

Elm Ridge Value Partners Offshore Fund, Inc. is a private investment management fund. Elm Ridge Capital Management, LLC is the investment manager of Elm Ridge Value Partners Offshore Fund, Inc.


Item 2(d).  Title of Class of Securities:

            Class A Common Stock, par value, $.01 per share
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            093679108
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Ronald E. Gutfleish                                  1,880,600 shares
          Elm Ridge Capital Management, LLC                    1,070,200 shares
          Elm Ridge Value Partners Offshore Fund, Inc.         1,070,200 shares
          ----------------------------------------------------------------------

     (b)  Percent of class:

          Ronald E. Gutfleish                                  5.07%
          Elm Ridge Capital Management, LLC                    2.88%
          Elm Ridge Value Partners Offshore Fund, Inc.         2.88%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote

          Ronald E. Gutfleish                          0 shares
          Elm Ridge Capital Management, LLC            0 shares
          Elm Ridge Value Partners Offshore Fund, Inc. 0 shares
          ---------------------------------------------------------------------,

          (ii) Shared power to vote or to direct the vote

          Ronald E. Gutfleish                          1,880,600 shares
          Elm Ridge Capital Management, LLC            1,070,200 shares
          Elm Ridge Value Partners Offshore Fund, Inc. 1,070,200 shares ---------------------------------------------------------------------,

          (iii) Sole power to dispose or to direct the disposition of

          Ronald E. Gutfleish                                 0 shares
          Elm Ridge Capital Management, LLC                   0 shares
          Elm Ridge Value Partners Offshore Fund, Inc.        0 shares
          ---------------------------------------------------------------------,

          (iv)  Shared power to dispose or to direct the disposition of

          Ronald E. Gutfleish                                1,880,600 shares
          Elm Ridge Capital Management, LLC                  1,070,200 shares
          Elm Ridge Value Partners Offshore Fund, Inc.       1,070,200 shares
          ---------------------------------------------------------------------.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].

          ----------------------------------------------------------------------

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          N/A
          ----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          N/A
          ----------------------------------------------------------------------

Item 8.   Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          N/A
          ----------------------------------------------------------------------

Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   October 15, 2004
                                       ----------------------------------------
                                                        (Date)


                                       ELM RIDGE CAPITAL MANAGEMENT, LLC*


                                       By:  /s/ Ronald E. Gutfleish
                                            -------------------------
                                                Ronald E. Gutfleish,
                                                Managing Member


                                       ELM RIDGE VALUE PARTNERS OFFSHORE, INC.*


                                       By:  /s/ Ronald E. Gutfleish
                                            -------------------------
                                                Ronald E. Gutfleish,
                                                Managing Member



                                            /s/ Ronald E. Gutfleish*
                                            ------------------------
                                               Ronald E. Gutfleish





*The Reporting Persons disclaim beneficial ownership in the Class A Common Stock except to the extent of their pecuniary interest therein.

Exhibit A

                                    AGREEMENT

         The undersigned agree that this Schedule 13G dated October 15, 2004 relating to the $.01 par value Class A Common Stock of Blockbuster Inc. shall be filed on behalf of the undersigned.

                                       ELM RIDGE CAPITAL MANAGEMENT, LLC



                                       By:     /s/ Ronald E. Gutfleish
                                               -------------------------
                                                Ronald E. Gutfleish,
                                                Managing Member



                                       ELM RIDGE VALUE PARTNERS OFFSHORE
                                       FUND, INC.



                                       By:     /s/ Ronald E. Gutfleish
                                               -------------------------
                                                Ronald E. Gutfleish,
                                                Managing Member



                                               /s/ Ronald E. Gutfleish
                                               -------------------------
                                                Ronald E. Gutfleish





03563.0001 #517300